Exhibit 99.6

Statements of Revenues and Direct Operating Expenses

and Independent Auditor’s Report

The Acquired Properties

For the years ended December 31, 2015 and

December 31, 2016, and the one month ended January 31, 2017

Report of Independent Auditors

To the Board of Directors of BlackBrush Holdings, LLC:

We have audited the accompanying financial statements of the properties located in Eagle Ford Shale (the “Acquired Properties”), which comprise the statements of revenues and direct operating expenses for the years ended December 31, 2015 and December 31, 2016, and the one month ended January 31, 2017.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on the financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the revenue and direct operating expenses of the Acquired Properties for the years ended December 31, 2015 and December 31, 2016, and the one month ended January 31, 2017 in accordance with accounting principles generally accepted in the United States of America.

Emphasis of a Matter

The accompanying special purpose financial statements reflect the revenues and direct operating expenses of the Acquired Properties using the basis of preparation described in Note 2 to the special purpose financial statements and are not intended to be a complete presentation of the financial position, results of operations, or cash flows of the Acquired Properties. Our opinion is not modified with respect to this matter.

/s/ PricewaterhouseCoopers LLP

Dallas, TX

April 18, 2018

STATEMENTS OF REVENUES AND DIRECT OPERATING EXPENSES OF

THE ACQUIRED PROPERTIES

(in thousands)

	Month ended 2017	Years Ended December 31,
		2016	2015
Revenues:
Oil sales	$2,210	$27,083	$101,186
Natural gas sales	139	1,914	4,481
Natural gas liquids sales	77	1,627	4,131

Total revenues	2,426	30,624	109,798
Direct Operating Expenses:
Lease operating expenses	104	7,358	8,254
Production taxes	124	1,817	6,582

Total direct operating expenses	228	9,175	14,836

Revenues in Excess of Direct Operating Expenses	$2,198	$21,449	$94,962

See accompanying notes to the Statements of Revenues and Direct Operating Expenses.

NOTES TO THE STATEMENTS OF REVENUES AND DIRECT OPERATING EXPENSES

OF THE ACQUIRED PROPERTIES

1.	BACKGROUND INFORMATION

On May 7, 2016, BlackBrush Karnes Properties, LLC (“BlackBrush” or the “Company”) entered into a definitive purchase and sale agreement (the “Agreement”) with EnerVest, Ltd. (“EnerVest”) to sell 87.5% of its interests in certain oil and gas properties located in Eagle Ford Shale (the “Acquired Properties”). On January 23, 2017, The Company entered into a separate purchase and sale agreement with EnerVest to sell its remaining 12.5% interest in the Acquired Properties.

The aggregate cash consideration from both sales to EnerVest was approximately $805.9 million, inclusive of upward adjustments for title benefits and net of customary closing adjustments. The effective date for the acquisition was July 6, 2016 for 87.5% of the Acquired Properties and January 31, 2017 for the remaining 12.5% of the Acquired Properties. Purchase price adjustments were calculated as of the closing dates on July 6, 2016 and January 31, 2017.

The statements reflect 100% of the revenues and direct operating expenses of the Acquired Properties for the period ended December 31, 2015. For the period ended December 31, 2016, the statements reflect 100% of the Acquired Properties from January 01, 2016 through July 6, 2016 and 12.5 % thereafter. For the month ended January 31, 2017 the statements reflect 12.5% of the Acquired Properties.

2.	ACCOUNTING POLICIES

Basis of Presentation — The Company did not prepare separate stand-alone historical financial statements for the Acquired Properties during the periods presented. Accordingly, complete financial statements under U.S generally accepted accounting principles are not available or practicable to produce for the Acquired Properties. The accompanying statements of revenues and direct operating expenses (the “Statements”) present the revenues and direct operating expenses of the Acquired Properties on an accrual basis of accounting and has been derived from the Seller’s historical accounting records. Certain costs such as depreciation, depletion, and amortization, accretion of asset retirement obligations, general and administrative expenses, interest and income taxes are omitted. As such, this financial information is not intended to be a complete presentation of the revenues and expenses of the Acquired Properties. Furthermore, the information may not be representative of future operations due to changes in the business and the exclusion of the omitted information.

Use of Estimates — The preparation of the Statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of revenues and direct operating expenses. These estimates and assumptions are based on management’s best estimates and judgment. Actual results may differ from the estimates.

Revenue recognition — Oil, natural gas, and NGL revenues are recognized when production is sold to a purchaser at fixed or determinable prices, when delivery has occurred and title has transferred and collectability of the revenue is reasonably assured. The Company follows the sales method of accounting for revenues. Under this method of accounting, revenues are recognized based on volumes sold, which may differ from the volume which are entitled based on the Company’s working interest. There were no material gas imbalances during the periods presented.

Direct operating expenses — Direct operating expenses are recognized when incurred and include (a) lease operating expenses, which consist of gathering and processing expenses, lifting costs, lease and well repairs and maintenance, and other field expenses; and (b) production and other taxes, which consist of severance and ad valorem taxes.

NOTES TO THE STATEMENTS OF REVENUES AND DIRECT OPERATING EXPENSES

OF THE ACQUIRED PROPERTIES (Continued)

3.	COMMITMENTS AND CONTINGENCIES:

As part of the Agreement with EnerVest, the Company retained the environmental liability, including potential claims and litigation, associated with an environmental event that occurred in 2013 at one of the Company’s salt water wells. Initial startup of the remediation system was approved by the Railroad Commission of Texas and is on-going. The Company does not believe the outcome of any additional dispute or legal actions will have a material effect on the Statements and no amounts have been accrued.

The activity of the Acquired Properties may become subject to potential claims and litigation in the normal course of operations. While the ultimate impact of any proceedings cannot be predicted with certainty, the Company’s management is currently not aware of any legal or other contingencies, other than discussed above, that would have a material effect on the Statements.

4.	SUBSEQUENT EVENTS:

The Statements were issued on April 18, 2018 and all subsequent events through April 18, 2018 were considered for purposes of analysis and disclosure.

SUPPLEMENTAL OIL AND GAS RESERVE INFORMATION (UNAUDITED):

The following tables present the changes in estimated proved and estimated proved developed reserves, the standardized measure of discounted future net cash flows and changes therein relating to estimated proved oil, natural gas, and NGL reserves for the periods presented. We caution that there are many uncertainties inherent in estimating proved reserve quantities and in projecting future production rates and the timing of development. Accordingly, these estimates are expected to change as further information becomes available. Material revisions of reserve estimates may occur in the future, development and production of the oil, natural gas and NGL reserves may not occur in the periods assumed, and actual prices realized may vary significantly from those used in these estimates. The standardized measure excludes income taxes as the Company is a limited liability company and not subject to income taxes. The Acquired Properties are located in Texas and are subject to an entity-level tax, the Texas margin tax, at a statutory rate of up to 1.0% of income that is apportioned to Texas.

The estimates of our proved reserves for the periods presented have been prepared by qualified engineers.

	Oil (MBbls)	Natural Gas (Mmcf)	Natural Gas Liquids (MBbls)	Total (MBoe)
Proved developed and undeveloped reserves:
Balance as of December 31, 2014	52,936	43,815	5,429	65,668
Revisions of previous estimates	(9,558)	4,787	1,804	(6,956)
Extensions and discoveries	45,807	67,621	10,137	67,214
Production	(2,227)	(2,268)	(340)	(2,945)

Balance as of December 31, 2015	86,958	113,955	17,030	122,981
Revisions of previous estimates	(21,437)	(27,177)	(4,189)	(30,156)
Extensions and discoveries	454	1,456	207	904
Sale of reserves (1)	(58,075)	(71,674)	(10,725)	(80,746)
Production	(801)	(1,474)	(187)	(1,234)

Balance as of December 31, 2016	7,099	15,086	2,136	11,749

Proved developed reserves:
Balance as of December 31, 2014	6,103	7,599	750	8,120
Balance as of December 31, 2015	13,642	20,384	3,017	20,056
Balance as of December 31, 2016	1,538	4,125	583	2,809
Proved undeveloped reserves:
Balance as of December 31, 2014	46,833	36,216	4,679	57,548
Balance as of December 31, 2015	73,316	93,571	14,013	102,924
Balance as of December 31, 2016	5,561	10,961	1,553	8,941

(1)	Represents the sale of 87.5% of the Company’s interests in the Acquired Properties to EnerVest on July 6, 2016.

For the year ended December 31, 2016, the Company divested 80,746 MBoe of proved reserves. Additionally, the Company had downward revisions of 30,156 MBoe due to the decline in prices as compared to 2015.

For the year ended December 31, 2015, the Company reported extensions and discoveries of 67,214 MBoe as a result of successful drilling and completion activities. Additionally, the Company had downward revisions of 6,956 MBoe primarily due to the decline of oil prices as compared to 2014.

The standardized measure of discounted future net cash flows from production of proved reserves was developed as follows: (1) Estimates are made of quantities of proved reserves and future periods during which they are expected to be produced based on year-end economic conditions, (2) As specified by the SEC, estimated future cash flows are compiled by applying the twelve month average of the first of the month prices of oil and natural

SUPPLEMENTAL OIL AND GAS RESERVE INFORMATION (UNAUDITED)

(Continued)

gas related to the proved reserves at year-end, (3) The future cash flows are reduced by estimated production costs, costs to develop and produce the proved reserves and abandonment costs, all based on year-end economic conditions, plus overhead incurred related to the Acquired Properties, and (4) Future net cash flows are discounted to present value by applying a discount rate of 10%.

The present value of future net cash flows does not purport to be an estimate of the fair market value of the Acquired Properties. An estimate of fair value would also take into account, among other things, anticipated changes in future prices and costs, the expected recovery of reserves in excess of proved reserves and a discount factor more representative of the time value of money and the risks inherent in producing oil and natural gas.

The standardized measure of discounted future net cash flows relating to estimated proved oil, natural gas, and NGL reserves for the periods presented are as follows (in thousands):

	Year Ended December 31,
	2016	2015
Future oil and natural gas sales	$328,014	$4,576,717
Future production costs	(94,535)	(1,125,320)
Future development costs	(62,694)	(1,041,460)
Future income tax expense	(1,722)	(24,028)

Future net cash flows	169,063	2,385,909
10% annual discount	(63,125)	(1,082,174)

Standardized measure of discounted future net cash flows	$105,938	$1,303,735

The principal sources of changes in the standardized measure of discounted future net cash flows for the periods presented are as follows (in thousands):

	Year Ended December 31,
	2016	2015
Balance at the beginning of the period	$1,303,735	$1,722,076
Net change in prices and production costs	(68,727)	(1,027,990)
Net change in future development costs	6,088	108,211
Sales, net of production costs	(21,448)	(94,961)
Extensions and discoveries	7,683	692,442
Divestiture of reserves	(911,126)	—
Revisions of previous quantity estimates	(281,276)	(218,479)
Previously estimated development costs incurred	28,465	28,907
Net change in income taxes	12,679	220
Accretion of discount	39,136	173,606
Changes in timing and other	(9,271)	(80,297)

Balance at the end of the period	$105,938	$1,303,735